UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice, Proxy Statement and Proxy Card for Special Shareholder Meeting

Pagaya Technologies Ltd. (the “Company” or “Pagaya”) hereby publishes notice of a special general meeting of shareholders (the “Meeting”), which is scheduled to take place virtually at 4:00 p.m. (Israel time) on Thursday, February 15, 2024. Shareholders of record at the close of business on January 19, 2024 (the “Record Date”) are entitled to vote at the Meeting. Pagaya hereby furnishes the following documents:

i.
Notice and Proxy Statement with respect to the Meeting, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	A Proxy Card whereby holders of record of Company’s shares as of the Record Date may vote at the meeting without attending in person.

The information in this Report of Foreign Private Issuer on Form 6-K, including Exhibits 99.1 and 99.2 hereto, is incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Registration Statement on Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement for the Special General Meeting of Shareholders of the Company to be held on February 15, 2024.
99.2	Proxy Card for the Special General Meeting of Shareholders of the Company to be held on February 15, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: January 23, 2024	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer